July 11, 2008

VIA EDGAR

Mr. Vince DiStefano
Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549

Re:	Wilshire Mutual Funds, Inc. (the “Company”); Registration Nos. 33-50390 and 811-7076

Dear Mr. DiStefano:

This letter is in response to the comments you provided during our telephone conference on July 9, 2008 with respect to the Company’s post-effective amendment filing made on July 1, 2008 relating to the Wilshire/MAXAM Diversity Fund (the “Fund”).  As you requested, changed pages to the prospectus addressing your comments are attached to this letter.

General

1. Comment:  You noted that the disclosure addressing Items 2 to 5 of Form N-1A were out of order and that the fee table and expense example were included twice.

Response:   The fee table and expense example that were included after the second paragraph under the heading “Main Investment Strategy” have been deleted.

Related Performance of the Underlying Managers

2.   a.         Comment:  You asked whether the word “have” in the first sentence should be “has.”

Response:   The word “has” has been inserted in place of “have.”

b.   Comment:  You asked whether the related performance disclosure conforms to the conditions of the Nicholas-Applegate no-action letter.

Response:   The relevant conditions of that no-action letter are as follows:  (1) an adviser’s private account performance composite includes the performance of all of the adviser’s private accounts with investment objectives, policies and strategies substantially similar to those of the fund, provided that an adviser may exclude certain similar accounts from a composite so long as the exclusion would not cause the composite performance to be misleading, (2) the performance is accompanied by disclosure to the effect that the private account performance does not represent the historical performance of the fund and should not be interpreted as indicative of the future performance of the fund, (3) the private account performance composite is compared to an appropriate securities index, and (4) the performance is accompanied by disclosure that private accounts are not subject to certain investment limitations, diversification requirements and other restrictions imposed by the 1940 Act and the Internal Revenue Code, which, if applicable, may have adversely affected the performance results of the private account composite.

Conditions (2) to (4) are addressed in the current disclosure.  Each Underlying Manager Composite includes the performance of all of the Underlying Manager’s private accounts with investment objectives, policies and strategies that are substantially similar to those of the Fund.  See the response to Comment 2(c) for details on how the disclosure has been revised.

c.   Comment:  You requested that the performance disclosure for the Underlying Managers be standardized and that they conform to Nicholas-Applegate.

Response:   The section entitled “Underlying Manager Performance Disclosure” has been deleted.  Instead the following sentence has been added to the first paragraph under the heading “Related Performance of the Underlying Managers:”  Each Underlying Manager Composite includes the performance of all of the Underlying Manager’s accounts with investment objectives, policies and strategies that are substantially similar to those of the Fund.” In addition, ZCI's composite performance has been deleted from the table.

*           *           *

You previously indicated that you would work with us to accelerate the effectiveness of the post-effective amendment in a short time frame.  The Company would like to go effective on July 14, 2008.  If you have any additional questions or comments, please call me at (312) 609-7616.

Very truly yours,

/s/ Renee M. Hardt

Renee M. Hardt

RMH/ser

INTRODUCTION

This prospectus describes the Wilshire/MAXAM Diversity Fund (the “Fund”) offered by the Wilshire Mutual Funds, Inc. (the “Company,” “we” or “us”).

Investment Objective

The Fund seeks growth of capital through investment in stocks of companies that offer the opportunity for capital appreciation and meet the Fund’s investment strategy guidelines.

On the following pages you will find important information about the Fund and its Institutional and Investment classes of shares, including:

•
the investment adviser of the Fund, Wilshire Associates Incorporated (“Wilshire”), and the sub-adviser of the Fund, MAXAM Capital Management LLC (“MAXAM”or the “Sub-Adviser”), which allocates portions of the Fund’s assets among one or more underlying managers (each an “Underlying Manager”) with complementary management styles and securities selection disciplines, and monitors the performance of the Fund;

•	the main investment strategies used by Wilshire, MAXAM and the Fund’s Underlying Managers, in seeking to achieve the Fund’s objective;

•	the main risks of an investment in the Fund; and

•	the fees and expenses that you will pay as a shareholder of the Fund.

Shares of the Fund are not deposits or obligations of, or guaranteed or endorsed by, any bank. The shares are not insured or guaranteed by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other government agency. You could lose money by investing in the Fund.

INVESTMENT AND RISK SUMMARY

Main Investment Strategy

The Fund invests at least 80% of its assets in growth and value stocks of U.S. large cap companies whose market capitalizations fall within the range of the Standard & Poor’s (“S&P”) 500 Index. MAXAM  selects Underlying Managers with portfolio managers that are either minority or women managers or firms owned or controlled by minorities or women. These Underlying Managers are responsible for selecting investments for the Fund.

The Fund’s equity investments may include common stocks, preferred stocks, convertible securities, warrants and securities issued by real estate investment trusts (REITs). The Fund also may invest in exchange-traded funds (ETFs) and similarly structured pooled investments in order to provide exposure to certain equity markets while maintaining liquidity.

The investment philosophies of the Underlying Managers of the Fund are described in more detail below.

Charter Financial Group, Inc.

Charter Financial Group, Inc. (“Charter”) is a woman-owned firm which serves as an Underlying Manager of the Fund. Charter’s investment style is Growth at a Reasonable Price. Charter employs a process which takes broad macroeconomic data and narrows it down to identify sectors poised for growth from among nine broadly-defined “sectors” in greater, lesser or equal proportion than their representation in their benchmark, the S&P 500. After identifying the number of securities Charter would like to own in each sector, Charter begins its process of bottom-up fundamental analysis of stocks within those favored sectors. The resulting portfolio is comprised of approximately 30 stocks which possess the most favorable price to earnings growth ratio among their sector peers. The initial universe of stocks to be screened is comprised of those in the S&P 500. Charter narrows the initial universe by using analysis of emergent economic trends to establish which sectors are best positioned for growth from among nine broadly defined “sectors” in its benchmark, the S&P 500. Charter confines its fundamental analysis to stocks within sectors where it would like to establish positions. Charter’s portfolio managers attempt to create portfolios that are sensitive to macroeconomic stimuli without employing the wholesale movement of funds in and out of equities and cash. The counterbalance to active sector weighting is that each stock position is equally weighted at purchase, comprising 3-4% of beginning market value. The first step in the decision-making process is in the establishment of a consensus on emergent domestic and global macro-economic trends. The next step is in doing the fundamental analysis of individual securities within the sectors in which positions are sought to uncover those that are positioned for growth. The team discusses each decision and must agree on all buy or sell decisions. Since the dialogue continues over time and each new decision is incremental to those that have been made before, there is very little time between the generation of a new idea and the implementation of a final decision. A research assistant supports the team by doing research and participating in dialogue. Once a security is included in the portfolio it is monitored for breaking news during and after market hours. Analysts’ reports and Edgar filings are reviewed. The most important aspect of the approach is the great emphasis upon the relationship between historic earnings growth rate and P/E, as opposed to absolute screens. Charter recognizes that the judgment of a security as attractively valued must be derived by matching securities within the same peer groups; and Charter derives additional return by seeking greater exposure to sectors Charter expects to perform well given its view of the economy. The portfolio characteristics that typically occur are higher earnings growth rate, ROE and beta and lower P/E and P/B than the S&P 500. The catalyst for changes to Charter’s portfolio is not the independent generation of an investment idea, but rather the happening of an event within the current portfolio. Sometimes the needed change is to pare the holdings of a company or companies still favored when the market position of that holding or of that sector becomes too large because of exceptional performance.

Hanseatic Management Services, Inc.

Hanseatic Management Services, Inc. (“Hanseatic”) is a woman-owned firm which serves as an Underlying Manager of the Fund. Hanseatic’s large cap equity product uses a quantitative process to construct and manage portfolios using pattern recognition and trend analysis techniques. Hanseatic views markets as dynamically evolving complex adaptive systems (“CAS”). According to Hanseatic, CAS occur whenever individual parts interact and create a whole, and this whole is no longer reducible back to its original component parts. Because of these characteristics, Hanseatic believes markets have much in common with fields where an array of nonlinear mathematical tools have been developed to model CAS. These tools are designed to account for the complex relationships between the parts and the whole, as well as their interactive change going forward. Hanseatic uses these tools to model markets quantitatively, as well as qualitatively, applying the quantitative approach to its money management and equity advisory businesses. Hanseatic’s investment process is the combination of proprietary buy/sell disciplines, bottom-up portfolio construction and risk management methodology. The objective of the investment process is to create positive risk-adjusted alpha in a consistent way. Hanseatic’s buy disciplines entail a proprietary trend measurement which takes into account three operative time dimensions – monthly, weekly and daily. The purpose of the buy disciplines is to identify stock price trends

Nancy Zevenbergen, CFA, CIC and President and Chief Investment Officer of ZCI, established ZCI in 1987, creating a responsive, research-focused investment firm.  Prior to founding ZCI, Ms. Zevenbergen served for six years as a Portfolio Manager and Research Analyst for Rainier National Bank.  She was responsible for supervising over $100 million in trust assets for individuals and organizations with diverse investment goals and varying constraints.  Ms. Zevenbergen oversees ZCI’s investment policy and portfolio management decisions, maintaining a strong commitment to original research.  She graduated from the University of Washington, earning a BA in Business Administration with a concentration in Finance.  Furthermore, she is a CFA charterholder and is a member of both the CFA Institute and the CFA Society of Seattle.  Ms. Zevenbergen serves on the Board of Seattle Pacific Foundation.

Brooke de Boutray, CFA, CIC and Managing Director and Portfolio Manager of ZCI, joined ZCI in 1992 with primary responsibilities in portfolio management and equity research.  Her lengthy career in the financial industry includes positions as Portfolio Manager, Research Analyst and Trust Officer for First Interstate Bank, as well as Portfolio Manager and Director of Marketing for M.T. Associates Investment Council and Instructor of Accounting for Lincoln University in Canada.  Ms. de Boutray has spent much time abroad, living in both France and Canada, which provides valuable international perspective to the investment process.  As a Portfolio Manager, Ms. de Boutray helps define ZCI’s investment policy and has responsibility for selecting equity holdings.  She received a BA in Business Administration from the University of Washington and a MBA from the University of Puget Sound.   Ms. de Boutray is also a CFA charterholder and is a member of both the CFA Institute and the CFA Society of Seattle.  In addition, Ms. de Boutray serves on the Department of Finance and Economics Advisory Board at Seattle University.

Leslie Tubbs, CFA, CIC and Managing Director and Portfolio Manager of ZCI, joined ZCI in 1994, after working for eight years in commercial lending, credit analysis, marketing, administration and senior-level management at Key Bank of Washington.  In addition to her primary responsibilities as a Portfolio Manager and Research Analyst, she also serves as ZCI’s Chief Compliance Officer and oversees financial management of the firm.  She holds a BA in Business Administration from the University of Washington with a concentration in Finance.  Ms. Tubbs is a CFA charterholder and is a member of both the CFA Institute and the CFA Society of Seattle.

The Statement of Additional Information provides additional information about each portfolio manager’s compensation, other accounts managed, and ownership of shares in the Fund.

Related Performance of the Underlying Managers

The Underlying Managers serve as subadvisers to MAXAM with respect to a multiple manager separate account utilizing minority investment firms that has a substantially similar investment objective and substantially similar investment strategies and policies as those of the Fund (the “Composite”).  The historical performance data shown below represents the actual performance of each Underlying Manager for managing accounts, including the Underlying Manager’s portion of the Composite, that are substantially similar to the Underlying Manager’s portion of the Fund (each an “Underlying Manager Composite”).  Each Underlying Manager Composite includes the performance of all of the Underlying Manager's accounts with investment objectives, policies and strategies that are substantially similar to those of the Fund. The performance shown is not that of the Fund and is provided solely to illustrate the performance of each Underlying Manager and does not indicate the past or future performance of the Fund.

Returns include all dividends, interest, realized and unrealized gains and losses.  Performance information is net of all fees and expenses.  Fees and expenses of the Fund are higher than those of the Underlying Manager Composites and are discussed above in the section “Performance and Fee Information.”  Use of the Fund’s estimated expenses in an Underlying Manager Composite would have lowered the Underlying Manager Composite’s results.

The Underlying Manager Composites are not registered investment companies under the 1940 Act and, as a result, have not been subject to the restrictions and investment limitations imposed by the 1940 Act and the Internal Revenue Code of 1986 (the “Code”), including for example, diversification and liquidity requirements and restrictions on transactions with affiliates.  The performance of the Underlying Manager Composites may have been different had they been subject to regulation as investment companies under the 1940 Act and the Code.

Underlying Manager Composite Performance
Periods Ended May 31, 2008
			Annualized Returns
	3 Months	YTD	1 Year	3 Yrs	5 Yrs
Charter Large Cap Growth	6.26%	-3.59%	-0.03%	8.77%	11.63%
Edgar Lomax Large Cap Value	3.74%	-2.73%	-11.33%	7.53%	10.45%
Hanseatic Large Cap Growth	10.49%	1.54%	11.61%	16.54%	16.25%
Lombardia Large Cap Value	7.07%	-2.93%	-6.34%	10.41%	11.67%
NCM Broad Growth	3.92%	-6.00%	-8.99%	8.68%	12.38%
Paradigm Large Cap Value	3.78%	-4.63%	-9.39%	9.55%	12.46%
S&P 500 w/ dividends	5.77%	-3.80%	-6.70%	7.56%	9.77%

Service and Distribution Plan

The Fund has adopted a Service and Distribution Plan pursuant to Rule 12b-1 of the 1940 Act for its Investment Class shares (the “Plan”). The Plan authorizes payments by the Investment Class shares annually of up to 0.25% of the average daily net assets attributable to the Fund’s Investment Class shares to finance distribution of those shares and services to its shareholders. Payments may be made under the Plan to securities dealers and other financial intermediaries who provide services such as answering shareholders’ questions regarding their accounts, providing shareholders with account statements and trade confirmations and forwarding prospectuses and shareholder reports. Distribution expenses covered by the Plan include marketing and advertising expenses and the costs of printing prospectuses for prospective investors. Because these fees are paid out of the Fund’s assets on an on-going basis, over time these fees will increase the cost of your investment and may cost more than other types of sales charges.

The Fund has also adopted a shareholder services plan for its Investment and Institutional Class shares for certain non-distribution shareholder services provided by financial intermediaries. The shareholder services plan authorizes annual payments of up to 0.20% and 0.15% of the average daily net assets attributable to the Investment and Institutional Class shares, respectively.

SHAREHOLDER INFORMATION

How To Buy Fund Shares

You may buy shares without a sales charge on any day when the New York Stock Exchange (“NYSE”) is open for business (referred to as a business day). We reserve the right to reject or limit any purchase order or suspend the offering of the Fund’s shares if we believe it is in the Fund’s best interest to do so. The Fund does not issue share certificates.

Minimum Investments

The minimum initial investments in the Fund are as follows:

•
Investment Class Shares. The minimum initial investment in the Fund is $2,500, or $1,000 if you are a client of a securities dealer, bank or other financial institution which has made an aggregate minimum initial purchase for its customers of at least $2,500. Subsequent investments must be at least $100. The minimum investments do not apply to certain employee benefit plans.

•	Institutional Class Shares. The minimum initial investment is $250,000. Subsequent investments must be at least $100,000.

Your initial investment must be accompanied by an Account Application. You may obtain an Account Application by calling 1-888-200-6796. We may waive or change investment minimum requirements at any time. We may set different investment minimums for certain securities dealers, banks, and other financial institutions that provide omnibus processing for the Fund in fee-based mutual fund programs.

You may purchase shares through your financial adviser or brokerage account simply by telling your adviser or broker that you wish to purchase shares of the Fund. Your adviser or broker will then transmit a purchase order and payment to the Fund on your behalf. Your adviser or broker may require a different minimum investment or impose additional limitations on buying and selling shares and may charge a service or transaction fee.

You also may purchase shares directly from us as follows:

(1) Checks. Checks should be made payable to “Wilshire Mutual Funds, Inc.” For subsequent investments, your Fund account number should appear on the check. Payments should be mailed to:

Wilshire Mutual Funds, Inc.
P.O. Box 219512
Kansas City, MO  64121-9512

If you are mailing via overnight courier:

Wilshire Mutual Funds, Inc.
c/o DST Systems, Inc.
430 W. 7th Street
Kansas City, MO  64105